SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____2______)*


                           Inmark Enterprises, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    457635100
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 9 pages

CUSIP No. 457635100                  13G                    Page 2 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair & Co., Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       New York

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            177,480
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             177,480
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      177,480
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       5.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 457635100                   13G                    Page 3 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenton Wood


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Great Britain

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            8,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             177,480
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             8,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       177,480
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        185,480

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 457635100                   13G                    Page 4 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alan Stahler


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            19,360
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             177,480
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             19,360
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       177,480
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        196,840

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 457635100                   13G                    Page 5 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kalman Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            19,360
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             177,480
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             19,360
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       177,480
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        196,840

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 6 of 9 pages
Item 1.
         (a)   Name of Issuer:
               Inmark Enterprises, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               1 Plaza Road
               Greenvale, NY  11548
Item 2.
         (a)   Name of Person Filing:

               This amended statement is filed jointly by D.H. Blair & Co., Inc. ("Blair"), Kenton E. Wood ("Wood"), Alan Stahler ("Stahler"), and Kalman Renov ("Renov") (collectively, the "Reporting Parties"). Wood is Chairman and Chief Executive Officer of Blair. Stahler and Renov are each Vice Chairman of Blair. See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 44 Wall Street, New York, NY 10005.

         (c)   Citizen:

               Blair is incorporated in the State of New York, Wood is a citizen of Great Britain, and Stahler and Renov are citizens of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.001 par value ("shares").

         (e)   CUSIP#:
               457635100

Item 3.  (a)   Blair is a  broker-dealer  registered  under  Section 15 of the
               Securities Exchange Act.

Item 4. Ownership:

      (a) (b)
          (i) As of December 31, 1996, Blair may be deemed to beneficially own 177,480 shares or 5.8% of the Issuer's shares issued and outstanding as follows: (A) 170,280 shares underlying a Unit Purchase Option to purchase 42,570 Units (1) (the "UPO") at an exercise price of $8.40 per Unit through October 20, 1997, owned directly by Blair, and (B) 1,450 Units and 1,400 shares held by Blair as market-maker.


         (ii) As of December 31, 1996, Wood may be deemed to beneficially own 185,480 shares or 6.1% of the Issuer's shares issued and outstanding as follows: (A) 8,000 shares underlying a Unit Purchase Option to purchase 2,000 Units at an exercise price of $8.40 per Unit through October 20, 1997 owned directly by him,
               (B) 170,280 shares underlying the UPO owned by Blair as described in (i) (A) above, and (C) 1,450 Units and 1,400 shares held by Blair as market-maker.

         (iii) As of December 31, 1996, Stahler may be deemed to beneficially own 196,840 shares or 6.9% of the Issuer's shares issued and outstanding as follows: (A) 19,360 shares underlying a Unit Purchase Option to purchase 4,840 Units at an exercise price of $8.40 per Unit through October 20, 1997 owned directly by him,
               (B) 170,280 shares underlying the UPO owned by Blair and described in (i) (A) above, and (C) 1,450 Units and 1,400 shares held by Blair as marker-maker.

         (iv) As of December 31, 1996, Renov may be deemed to beneficially own 196,840 shares or 6.4% of the Issuer's shares issued and outstanding as follows: (A) 19,360 shares underlying a Unit Purchase Option to purchase 4,840 Units at an exercise price of $8.40 per Unit through October 20, 1997, owned directly by him, (B) 170,000 shares underlying the UPO owned by Blair as described in (i) (A) above, and (C) 1,450 Units and 1,400 shares held by Blair as market-maker.
_____________________________________________________________________________

(1) Each Unit consists of one share, one Class A Warrant, and one Class B Warrant. Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at a price of $7.85, subject to adjustment, until October 20, 1997. Each Class B Warrant entitles the holder to purchase one share at a price of $11.80, subject to adjustment until October 20, 1997.

                                                            Page 7 of 9 pages


   (c) Wood, as Chairman of the Board of Directors of Blair, shares voting and dispositive power over securities owned by Blair with its Board of Directors, of which Stahler and Renov are members. Wood, Stahler, and Renov each have sole voting and dispositive power over securities owned directly by each of them.


Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:
            Not applicable.

Item 8.     Identification and Classification of Members of the Group:
            Not applicable.

Item 9.     Notice of Dissolution of Group:
            Not applicable.

Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                       EXHIBIT INDEX
                       -------------

EXHIBIT A -  Agreement by the  Reporting  Parties to file this Schedule
             13G on behalf of each of them.

                                                          Page 8 of 9 pages


                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                          D.H. BLAIR & CO., INC.


                                              /s/ Kenton E. Wood
Dated:   February 3, 1997                By:________________________________
         New York, New York                 Kenton E. Wood
                                            Chairman




                                             /s/ Kenton E. Wood
Dated:   February 3, 1997                  _________________________________
         New York, New York                 Kenton E. Wood





                                            /s/ Alan Stahler
Dated:   February 3, 1997                  _________________________________
         New York, New York                 Alan Stahler






                                            /s/ Kalman Renov
Dated:   February 3, 1997                  _________________________________
         New York, New York                 Kalman Renov